Filed by Spartan Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Acquisition Corp. III

SEC File No.: 001-40022

Date: October 13, 2021

CONFIDENTIAL [MATERIALS FOR DISCUSSION] CONFIDENTIAL Enabling Electrification 10.21

CONFIDENTIAL This presentation (together with oral statements made in connection herewith, this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to potential financing in connection with a potential business combination between Allego Holding B.V. (“Allego”) and Spartan Acquisition Corp. III (“Spartan”) and related transactions (the “Proposed Business Combination”) and for no other purpose. By accepting this Presentation, you acknowledge and agree that all of the information contained herein or disclosed orally during this Presentation is confidential, that you will not distribute, disclose and use such information for any purpose other than for the purpose of your firm’s participation in the potential financing, that you will not distribute, disclose or use such information in any way detrimental to Allego or Spartan, and that you will return to Allego and Spartan, delete or destroy this Presentation upon request. No representations or warranties, express or implied are given in, or in respect of, this Presentation. You are also being advised that the United States securities laws restrict persons with material non-public information about a company obtained directly or indirectly from that company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities on the basis of such information. To the fullest extent permitted by law, in no circumstances will Spartan, Allego or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all inclusive or to contain all of the information that may be required to make a full analysis of Allego or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of Allego and of the relevance and adequacy of the information and should make such other investigationsasthey deem necessary. Nothing herein should be construed as legal, financial, tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. The Proposed Business Combination will be submitted to the stockholders of Spartan for their consideration and approval at a special meeting of stockholders. In connection with the Proposed Business Combination, a registration statement on Form F-4 (the “Form F-4”) was filed by Athena PubcoB.V., a newly created subsidiary of Madeleine Charging B.V., Allego’sparent company (“NewCo”) with the SEC on September 30, 2021, and the prospectus / proxy statement which forms a part thereof will be distributed to holders of Spartan’s common stock, once definitive, in connection with Spartan’s solicitation for proxies for the vote by Spartan’s stockholders in connection with the Proposed Business Combination and other matters as described in the Form F-4. When available, Spartan will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the Proposed Business Combination. Spartan’s stockholders and other interested parties are advised to read the Form F-4 and any amendments thereto and, once available, the definitive proxy statement and any other documents filed in connection with Spartan’s solicitation of proxies for its special meeting of stockholders to be held to approve the Proposed Business Combination and other matters, as these documents will contain important information about Spartan, Allego, Newfound the Proposed Business Combination. Stockholders may also obtain a copy of the Form F-4, including the proxy statement/prospectus incorporated therein as well as other documents filed with the SEC regarding the Proposed Business Combination and other documents filed with the SEC by Newfound Spartan, without charge, at the SEC ’s website located at www.sec.gov. This Presentation does not constitute a solicitation of any proxy. Spartan, Allego, Newfound certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Spartan’s stockholders in connection with the Proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Spartan’s stockholders in connection with the Proposed Business Combination is set forth in the proxy statement/prospectus forming a part of the Form F-4 filed with the SEC. You can find more information about Spartan’s directors and executive officers in Spartan’s final prospectus dated February 8, 2021 and filed with the SEC on February 10, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the proxy statement/prospectus forming a part of the Form F-4. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above. NO OFFER OR SOLICITATION This Presentation relates to the potential financing of a portion of the Proposed Business Combination through a private placement of common stock. This Presentation shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities (the “Securities”) will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be offered as a private placement to a limited number of institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) under the Act and “Institutional Accounts” as defined in FINRA Rule 4512(c). Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. None of NewCo, Allegory Spartan are making an offer of the Securities in any jurisdiction where the offer is not permitted. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. We have considered whether this Presentation is “in scope” of the EU Market Abuse Regulation (known as “MAR”) and have determined, based on our understanding of U.K. and E.U. MAR and market practice in the United Kingdom and the European Union, that it is not in scope. FORWARD-LOOKING STATEMENTS All statements other than statements of historical facts contained in this Presentation are forward-looking statements. Forward looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,”, “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of closing conditions to the potential transaction and the potential financing of the Proposed Business Combination, the level of redemptions by Spartan’s public stockholders and the timing of the completion of the potential transaction, including the anticipated closing date of the Proposed Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Allego’s and Spartan’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Allego and Spartan. These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the partiesto successfully or timely consummate the Proposed Business Combination, including the risk that any required regulatory approvals are not obtained, aredelayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of Spartan is not obtained; (iii) the ability to maintain the listing of the combined company’s securities on NYSE or another national securities exchange; (iv) the inability to complete the potential financing of the Proposed Business Combination; (v) the risk that the Proposed Business Combination disrupts current plans and operations of Spartan or Allego as a result of the announcement and consummation of the transaction described herein; (vi) the risk that any of the conditions to closing are not satisfied in the anticipated manner or on the anticipated timeline; (vii) the failure to realize the anticipated benefits of the Proposed Business Combination; (viii) risks relating to the uncertainty of the projected financial information with respect to Allego and costs related to the Proposed Business Combination; (ix) risks related to the rollout of Allego’s business strategy and the timing of expected business milestones; (x) the effects of competition on Allego’s future business and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) risks related to political and macroeconomic uncertainty; (xii) the outcome of any legal proceedings that may be instituted against Spartan, Allego or any of their respective directors or officers, following the announcement of the potential transaction; (xiii) the amount of redemption requests made by Spartan’s public stockholders; (xiv) the ability of Spartan or the combined company to issue equity or equity linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future; (xv) the impact of the global COVID 19 pandemic on any of the foregoing risks; (xvi) those factors discussed in Spartan’s final prospectus dated February 8, 2021 and any Quarterly Reporton Form 10-Q or any Annual Report on Form 10-K, in each case, under the heading “Risk Factors,” and other documents of Spartan filed, or to be filed, with the SEC; and (xvii) the classification of its warrants for accounting purposes. If any of these risks materialize or Spartan’s or Allego’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spartan nor Allego presently know or that Spartan and Allego currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spartan’s and Allego’ s expectations, plans or forecasts of future events and viewsas of the date of this Presentation. Spartan and Allego anticipate that subsequent events and developments will cause Spartan’ sand Allego’s assessments to change. However, while Spartan and Allego may elect to update these forward-looking statements at some point in the future, Spartan and Allego specifically disclaim any obligation to do so, unless required by applicable law. These forward looking statements should not be relied upon as representing Spartan’s and Allego’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Disclaimer1

CONFIDENTIAL

Disclaimer

INDUSTRY AND MARKET DATA

Although all information and opinions expressed in this Presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, Allego and Spartan have not independently verified the information and make no representation or warranty, express or implied, as to its accuracy or completeness. Some data is also based on the good faith estimates of Allego and Spartan, which are derived from their respective reviews of internal sources as well as the independent sources described above. This Presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with Allego and Spartan.

USE OF PROJECTIONS

This Presentation contains projected financial information with respect to Allego, including, but not limited to, estimated results for fiscal years 2021 to 2026. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See "Forward Looking Statements" paragraph above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither Spartan's nor Allego's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation.

FINANCIAL INFORMATION; NON-GAAP FINANCIAL MEASURES; CURRENCY CONVERSION

The financial information and data contained in this Presentation, except for fiscal year 2019 and fiscal year 2020, is unaudited and does not conform to Regulation S-X promulgated under the Securities Act. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, prospectus or registration statement to be filed by NewCo or Spartan with the SEC. Some of the financial information and data contained in this Presentation, such as EBITDA, Operational EBITDA and free cash flow, have not been prepared in accordance with Dutch generally accepted accounting principles ("Dutch GAAP"), United States generally accepted accounting principles ("U.S. GAAP" and together with Dutch GAAP, "GAAP", as the context may require) or the International Financial Reporting Standards ("IFRS"). We define (i) EBITDA as earnings before interest expense, taxes, depreciation and amortization, (ii) Operational EBITDA as EBITDA further adjusted for reorganization costs, certain business optimization costs, lease buyouts, anticipated board compensation costs and director and officer insurance costs and anticipated transaction costs and (iii) free cash flow as net cash flow from operating activities less capital expenditures. Spartan and Allego believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Allego's financial condition and results of operations. Allego's management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Spartan and Allego believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Allego's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Allego's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with IFRS results and reconciliations to the most directly comparable IFRS measure are provided in the Appendix to this Presentation.

Allego's financial results are denominated in euros. In order to compare its results with those of comparable businesses, Allego's financial results or projected results may be denominated in US dollars in the Presentation, representing an exchange rate of 1.19 USD/EUR as of 6/22/2021.

CERTAIN MATTERS REGARDING THE ACCOUNTING TREATMENT OF WARRANTS

In light of the SEC's Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies issued on April 12, 2021 (the "Statement"), Spartan is currently re-evaluating the classification of its warrants for accounting purposes. If Spartan concludes that its warrants should be accounted for as a liability (rather than as equity), the fair value of the warrants will need to be determined, Spartan's previously issued financial statements may be subject to revision or restatement, and Spartan may be required to file a Form 8-K under Item 4.02 (Non Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review). Relatedly, Spartan is also assessing the adequacy of its internal controls over financial reporting and disclosure controls and procedures and is considering whether its prior disclosure on the evaluation of such internal controls needs to be revised in amended filings. This assessment may result in the identification of a material weakness in Spartan's internal controls over financial reporting and disclosure controls and procedures. The full impact of the Statement is still being assessed and as such further risks may be identified with respect thereto.

TRADEMARKS AND TRADE NAMES

Allego and Spartan own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners.

The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Allego or Spartan, or an endorsement or sponsorship by or of Allego or Spartan. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Allego or Spartan will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

CERTAIN RISKS RELATED TO ALLEGO

All references to the "Company," "Allego," "we," "us," or "our" in this presentation refer to the business of Allego. The risks presented below are certain of the general risks related to Company's business, industry and ownership structure and are not exhaustive. The list below is qualified in its entirety by disclosures contained in future filings by the Company, its affiliates or by third parties with the United States Securities and Exchange Commission ("SEC"). These risks speak only as of the date of the Presentation, and we have no obligation to update the disclosures contained herein. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. Additional risks related to Allego in connection with and following the consummation of the Proposed Business Combination are described above under "Forward Looking Statements."

- Allego is an early stage company with a history of operating losses, and expects to incur significant expenses and continuing losses for the near term and medium term.
- Allego has experienced rapid growth and expects to invest substantially in growth for the foreseeable future. If it fails to manage growth effectively, its business, operating results and financial condition could be adversely affected.
- Allego's forecasts and projections are based upon assumptions, analyses and internal estimates developed by Allego's management. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, Allego's actual operating results may differ adversely and materially from those forecasted or projected.
- Allego's estimates of market opportunity and forecasts of market growth may prove to be inaccurate.
- Allego currently faces competition from a number of companies and expects to face significant competition in the future as the market for EV charging develops.
- Allego faces risks related to health pandemics, including the recent COVID-19 pandemic, which could have a material adverse effect on its business and results of operations.
- Allego relies on a limited number of suppliers and manufacturers for its hardware equipment and charging stations. A loss of any of these partners could negatively affect its business.
- Allego's business is subject to risks associated with construction, grid connections, permitting, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future as Allego accelerates its development, expands its charging networks and increase its service to third parties.
- Allego's business is subject to risks associated with increased cost of land and competition from third parties that can create cost overruns and delays and can decrease the value of some of Allego's charging stations.

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2

CONFIDENTIAL

Disclaimer

- Allego's business is subject to risks associated with the price of electricity and the cost of grid connection and capacity which may hamper its profitability and growth.
- Allego is dependent on the availability, supply and sufficiency of electricity at its current and future charging sites. Delays and/or other restrictions on the availability of electricity would adversely affect Allego's business and results of operations.
- Allego's public charging points are often located in areas that must be freely accessible and may be exposed to vandalism or misuse by customers or other individuals, which would increase Allego's replacement and maintenance costs.
- If Allego fails to offer high-quality support to its customers and fails to maintain the availability of its charging points, its business and reputation may suffer.
- Allego's EV driver base and services business will depend upon the effective operation of Allego's EV Cloud Platform and its applications with mobile service providers, firmware from hardware manufacturers, mobile operating systems, communication networks and standards that Allego does not control.
- Allego's business is dependent upon the hardware of third parties. Issues with the quality or safety of such hardware or any deficiencies with such third parties' quality and safety controls may affect the profitability and reputation of Allego. Expansion of Allego's operations may increase such risks.
- While Allego to date has not made material acquisitions, should it pursue acquisitions in the future, it would be subject to risks associated with acquisitions.
- If Allego is unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, its ability to compete and successfully grow its business would be harmed.
- Allego is expanding operations in many countries in Europe, which will expose it to additional tax, compliance, market, local rules and other risks.
- Members of Allego's management have limited experience in operating a public company.
- Allego may need to raise additional funds or debt and these funds may not be available when needed.
- Allego's future revenue growth will depend in significant part on its ability to increase the number of its charging sites and the sales of services to business to business customers.
- Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm Allego's business.
- New technology of alternative fuels may negatively impact the growth of EV market and thus the demand for Allego's charging stations and services.
- The EV charging market is characterized by rapid technological change, which requires Allego to continue develop new innovations of its software platform and to keep up with new hardware technologies. Any delays in such development could adversely affect market adoption of its solutions and Allego's financial results.
- Certain estimates of market opportunity and forecasts of market growth included in this Presentation may prove to be inaccurate.
- Allego may need to defend against intellectual property infringement or misappropriation claims, which may be time-consuming and expensive.
- Allego's business may be adversely affected if it is unable to protect its technology and intellectual property from unauthorized use by third parties.
- The current lack of international standards may lead to uncertainty, additional competition and further unexpected costs.
- Allego's technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage its reputation with current or prospective customers, and/or expose it to product liability and other claims that could materially and adversely affect its business.
- Interruptions, delays in service or inability to increase capacity, including internationally, at third-party data center facilities could impair the use or functionality of Allego's operation, harm its business and subject it to liability.
- Allego expects to incur research and development costs and devote significant resources to developing new solutions and services, new technologies, which could significantly reduce its profitability and may never result in revenue to Allego.
- Allego may inaccurately forecast demand of its sites and may be unable to increase the demand of its public charging points network, which could adversely affect its profitability and growth.
- Allego's business will depend on the utilization of its network by EV drivers and the mobility service providers ("MSPs") to offer access to our network. If EV drivers do not continue to use our network or MSPs do not continue to offer access to our network, Allego's business and operating results will be adversely affected.
- Failure to effectively expand Allego's sites could harm its ability to increase revenue.

allego

3

CONFIDENTIAL Today’s Presenters Mathieu Bonnet Chief Executive Officer Alexis Galley Chief Technology Officer Ton Louwers Chief Financial Officer E64

CONFIDENTIAL

Allego Operates One of the Largest Pan-European Public Networks

Allego Highlights

- ~27,000 Public Charging Ports and ~13,000 Public and Non-Public Sites Across 12 Countries [1]
- 2020 Gross Margin of 30% and Projected Operational EBITDA Positive in 2021 [2]
- ~533,000 Unique Network Users and ~79% Recurring Users as of September 2021
- >100% Historical Revenue Growth [3]
- Average Charger Utilization Rate of 6.6% [4]

Leading Presence in Europe



NOTE: Map includes both public and non-public sites.

- Current AC Sites [5]
- Current Fast and Ultra-Fast Sites [5]
- Select Sites in Backlog [5]
- Operational
- Secured Expansion [6]
- Future Expansion Plans

allego

Source: Company information.
(1) Owned and third-party, as of September 30, 2021.
(2) 2020 IFRS audited.
(3) 2017-2020 CAGR.
(4) Per September 2021 data for Ultra-Fast chargers. Excludes all non-operational sites and sites that became operational in 2021.
(5) As of December 31, 2020.
(6) Secured expansion countries refer to countries where the potential for EV charging is confirmed to be attractive enough and where installation of charging ports has already started or has been decided.

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CONFIDENTIAL Source: Company information as of December 31, 2020. (1) IFRS audited. Pioneer in EV Charging in Europe € 5 € 44 € 1,216 2017A 2020A 2026E 1(€ in mm)

CONFIDENTIAL

Business Model Overview

allego

Own & Operate

High Value Services Offering

Allamo™ & Allego EV Cloud™ Proprietary Software Platforms







- Build, own and operate Ultra-Fast and Fast charging sites
- Operator of one of the largest pan-European public EV charging networks

Owned Public Charging Ports Breakdown [2]

AC	Fast	Ultra-Fast
20,562	742	48

- Allamo™ software identifies premium charging sites and forecasts demand using external traffic statistics
- Proprietary software allows compatibility and an optimized user experience for all EV drivers
- Through Allego EV Cloud™ , provides software solutions for EV charging owners, including payment and achieving high uptime

NISSAN Shell Carrefour

- Attractive, high margin third-party service contracts
- Services include site design and technical layout, authorization and billing, and operations & maintenance

Third-Party Public Charging Ports Breakdown [1]

AC	Fast	Ultra-Fast
4,559	624	326

Allego is a pioneer in EV charging solutions, and its large, vehicle-agnostic European public network offers easy access for all EV drivers allego

Source: Company information as of September 30, 2021.
(1) Charging ports are defined as the number of sockets on a charger that are simultaneously accessible for charging.
(2) Only includes public chargers.

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CONFIDENTIAL One of the Largest Pan-European Fast Charging Networks # OF FAST AND ULTRA-FAST CHARGING SITES Source: Company information as of June 22, 2021, management estimates, other public sources. (1) Data collection from ECOmovement. (2)A location is considered UFC if there is at least 1 UFC charger, otherwise it is FC. The charger count is the total installed base. (3)Company information, assuming every charger for Ionity is 1 charging port. 134 266 331 485 563 760 1 2 3 Owned by 7 OEMs Owned by Current Public Infrastructure in the Most Developed EV Markets Geographic Presence (4) Data collection from ECOmovement. (5)Fastnedpress release dated April 13, 2021. 4 58

CONFIDENTIAL

Allego's Focus on Proprietary Technology and Services Enables High Margin Capture

allego


Power Supply
Charging Hardware Manufacturer
Network Planning
Asset Ownership
Installation
Operation & Maintenance
Backend IT
Payment
EV Driver
Hardware agnostic, Allego selects best-of-breed cutting edge technology
Allamo ™
EV Cloud ™
Payment MSP
OEM Agnostic
Access to Entire EV Fleet
Control of all steps along the value chain, based on proprietary technology informed by data collection
Recurring, high-margin revenue streams

Source: Company information.

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CONFIDENTIAL Financial Performance 2021ERevenue 86 17 1 120 4 166 1 Recurring Revenue ? ? ? ? 2021E EBITDA 8 2 (49) 1 (80) 4 (101) 1 Size and Scale Networked Charging Ports ~27,000 3 ~1,400 NA NA Sites ~13,000 3 ~800 NA NA Geographic Presence Already in 12 European countries United States Selected presence Europe, USA, Canada, and others (total of 70+) NorthAmerica, Europe (UK mostly) Offering Service Offering ? Fleet partnership ? ? ? Proprietary Software Offering ? Third-party solution ? ? ? Site Forecasting Software ? ? ? ? ?

CONFIDENTIAL Compares to average cost of 125 miles of gasoline: $353 Understanding the EV Charging Landscape Source: Company information, French Ministry of the Economy, (1) AC charging expected to be de-emphasizedgoing forward. (2)40 kWh charge corresponds to charging, from 20% to 80%, an “average battery” of ~70kWh and provides 125 miles additional range. (3) Assumes fuel prices of €1.75/liter and fuel consumption of 8 liters/100 kilometers based on data from the French Ministry of Economics. Own & Operate ? ? Services ? ? Power ~150 –350kW ~50kW 11kW MinimumTime to Charge to 125 Miles (from 20% to 80%) 2 7-16 minutes 50 minutes 220 minutes Target Locations Public, MajorRoads, Retail Public, Major Roads, Retail Public, Workplaces, Homes Average Price per Charging Session (40kWh) 2 $28–34 $24 $14 ExpectedGross Margin (2026E) 55% 55% 40%

CONFIDENTIAL

Proprietary Software Suite Provides a Competitive Edge in Selecting and Managing Charging Sites

Allamo™ – Owned Site Identification / Assessment

Allows Allego to select premium charging sites to add to its network:

- Identify premium sites using external traffic statistics and proprietary data book
- Forecast demand at site through extensive simulation; model considers over 100 factors, including EV penetration, driving behavior and EV tech development
- Build robust business case around site and determine returns potential

Model Forecast (kWh/day) Accuracy Improves with Larger Batch Sizes [1]



Ratio (Forecast/Actuals)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
–
R² = 0.76
1 Site
10 Sites
20 Sites
30 Sites
50 Sites
70 Sites
100 Sites

High predictability enables strong profitability

Allego EV Cloud™ – Uptime and Payment Optimization

Sophisticated CPO tool providing all essential services to owned and third-party including:

- Site onboarding and technical layout
- Authorization and billing
- Smart charging and load balancing
- Analytics and customer support



allego
Uptime and Performance Report
143
29
allego

Increases O&M margins and secures high margin third-party services contracts allego

Source: Company information.
(1) Ratio (Forecasts/Actuals) depends on sites' batch sizes.

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CONFIDENTIAL

European EV Charging Market is Larger and Growing Faster than the US Market

European Market Attributes Favour Public Fast Charging

- Regulation across Europe is accelerated relative to the US
- High urbanization rate
- Scarcity of in-home parking in dense cities
- Significant interurban traffic

EU + UK vs. US Market Comparison (2020A-2025E)

EV Car Parc [1]



(mm of units)
CAGR: 46%
~3.0
~20.0
CAGR: 47%
~1.4
~9.7
EU + UK
US

Public Fast Charging Power Demand – SAM



(TWh)
CAGR: 87%
~0.4
~9.2
CAGR: 61%
~0.3
~3.2
EU + UK
US

2020A 2025E

Fast charging is essential to the widespread adoption of EVs

Public charging is expected to increase faster in Europe than the US allego

Source: Company estimates.
(1) Defined as the total number of battery electric vehicles and plug-in hybrid electric vehicles used in fleet, rideshare and medium/light-duty vehicle applications.

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CONFIDENTIAL

Defining Allego's Market


Vehicles in Operation
Total Addressable Market
Serviceable Addressable Market
Share of Market

20 MM

European EV fleet penetration in 2025

- Fleet size estimated to grow by ~8x between 2020 and 2025

56 TWh

Energy demand for total EV charging in 2025 (Europe)

- Electricity demand for the EV market

9 TWh

Energy demand for public fast charging in 2025

- Overall public charging electricity requirement
- Public charging as a % of total charging estimated to increase from **25% in 2020** to **50% by 2025**

1.1 TWh

Allego's 2025 target market share of public fast charging

- Allego's first mover strategy to capture premium sites across Europe
- Focus on owning and operating charging infrastructure
- Focus on Ultra-Fast Charging and Fast Charging given user preference & high margin opportunity

Source: Company estimates.
Note: All figures are 2025E estimates unless otherwise noted.

14

CONFIDENTIAL 27% 186.7 TWh 20% 40.2 TWh 17% 9.2 TWh 6% 0.4 TWh 2040E TAM 2030E TAM 2025E TAM 2020A TAM High Growth Expected in European EV Fast Charging Market Source: Company estimates. (1) Represents total public fast charging demand in the EU + UK. 68.2 227.3 40.2 186.7 1.7 27.8 108.4 414.0 12% 12% 12% 2020A 2025E 2030E 2040E (TWh) Serviceable Addressable Market (SAM)1 = Allego % market share Public AC Charging Public Fast Charging (SAM) Non-Public Charging Primary focus for owned fast-charging network Strategic focus for high value-add third party services15

CONFIDENTIAL High Value-addThird-party Services Strategic focus for non-coretechnologies €321mm 2026E revenue 25% gross margin Owned Fast ChargingNetwork Primary focus €895mm 2026E revenue 52% gross margin Complementary Business Segments Address the Full Breadth of the EV Charging Opportunity Source: Company information.16

CONFIDENTIAL

Allego is a Leader in Identifying and Securing Exclusive Access to Premium Locations to Deploy EV Charging

Large-Scale Project Wins, Including Carrefour,
Provide Visibility Into Future Charging Unit Deployment

Existing Presence	Secured Backlog[1]	Pipeline[1]
	~800 Additional Sites	~500 Additional Sites



1,740
6,420
4,512
9,490
3,070

Total Allego Owned and Third-Party Fast and Ultra-Fast Charging Ports

- Public fast charging sites in operation
- Demand forecasting capabilities confirmed

- 10- to 15-year lease or MOU signed for premium sites
- Exclusivity secured

- Additional premium sites identified
- Exclusivity in discussion

As EV traffic builds, existing sites are upgraded with additional chargers to support increased throughput and charging sessions allego

Source: Company information. Data as of September 30, 2021.
(1) Represents backlog and pipeline of charging ports in 2023 and 2024, respectively.

17

CONFIDENTIAL Source: Company information. Manage site installation for customers Run and service charging sites Provide essential data analytics Addressable Need •All-in service to dealers •Experience with Fast and Ultra-Fast charging Project •Deploy 723 Fast chargers at dealerships across 14 countries •5-year O&M contract •Deploy 14 Fast chargers and 47 Ultra-Fast chargers in the Netherlands; deploy 68 Fast chargers and 25 Ultra-Fast chargers in the UK •2-year O&M contract Strategic Fit •Pan-European installation services and maintenance capabilities •Interoperability •EV CloudTMservices •Flexibility to onboard new suppliers •Hardware independent •Access to Allego proprietary network •One of the few EV charging networks with experience in Fast and Ultra-Fast charging •Installation consulting and services necessary to equip fueling stations with EV chargers •EV CloudTMservices

CONFIDENTIAL Source: Company information. Premium and Diverse Customer and Partnership Base Fleets & Corporates Hosts OEMs Municipalities Allego’s strong positioning enables partnerships across multiple end markets19

CONFIDENTIAL

Allego's Charging Network is Attractive for Fleet Users

City of Amsterdam

- Taxis in Amsterdam are frequent users of Allego's network
- In collaboration with taxi operators and using Allamo™, Allego selected charging sites that would be most convenient for taxi drivers
- These sites currently average ~7 sessions per day (~14% utilization); run-rate utilization of 40 [1]





Allego's Use Case for Fleets

MADRID	REWE	fluvius.	Uber
City of Madrid	German supermarket chain with ~3,300 stores across Europe	Belgian utility company that manages regional electrical grid	Global leader in ridesharing

Fleet and logistics companies are beginning to shift strategically toward electric vehicles

- Currently in discussions to construct an e-truck highway charging hub for Lidl and other retailers in the Netherlands
- In Madrid, similar to Allego's program in Amsterdam, electric taxis benefit from public charging units
- Assessing partnership with Uber in targeted cities; using Allego's public charging network, drivers can conveniently charge vehicles between trips

Allego is an ideal partner for Fleet companies because of its large Ultra-Fast and Fast public charging network, as well as its charging solutions services offering allego

Source: Company information.
(1) Run-rate is considered prior to COVID-19, during which traffic volumes have been impacted significantly.

20

Allego Has Had Success Winning EU Charging Support Programs CONFIDENTIAL and is Strongly Positioned for Further Mandates 2015 2016 2017 2018 2019 2020 2021 2022 2023 High-Power (Mega-E) 1 Fast /High-Power Fast High-Power 2018 – 2023 (SLAM) (Fast-E) (Ultra-E) €150M Capex Investment 2015 – 2018 2015 – 2018 2016 – 2019 First large-scale pan-European First German project Biggest EU First large-scale Ultra-Fast project focusing on to build large multi- Fast Charging EU Ultra-Fast metropolitan areas charger sites project charging project EU subsidy of €29mm 27 larger Fast 278 Fast Charging Locations: Total of ~€28.5mm in Ultra-Fast Charging locations locations Netherlands, Charging deployments to date (4x Fast chargers, (1x Fast charger, Belgium, Germany 202 Ultra-Fast locations 50kW) 50kW) and Austria (4x Ultra-Fast chargers, 350kW) Location: Locations: Locations: Germany Germany, Belgium 12 European countries There are numerous initiatives to support the expansion of EV charging; Allego has successfully capitalized on those policies and is well-positioned for further wins (1) Source: Company Allego doesn’t information own the . Mega-E assets but has signed an agreement to acquire them from Meridiam EM, an affiliate of Meridiam. 21

CONFIDENTIAL

Allego's Reputation Drives Customer and Site Acquisitions

Total Unique Users on Allego's Network [1, 2]

(in thousands of users)



7
30
83
144
243
369
533
2015A
2016A
2017A
2018A
2019A
2020A
2021YTD4

Recurring Users on Allego's Network [2, 3]

(% of total)



65%
72%
70%
77%
79%
82%
79%
2015A
2016A
2017A
2018A
2019A
2020A
2021YTD4

Validation from Key Customers and Users

"EV-charging is one of our key strategic initiatives and we are happy to have Allego on board as our preferred charging partner.

As a leading retail group in Europe, we have a wide geographical spread across 37 markets, hence the importance of teaming up with a partner that shares the ambition of expanding our activities in as many markets as possible...

And finally we see a huge potential in selling, and installing, Home Charging solutions, where the smart and premium quality solutions that Allego can offer will be an important driver for us."

– **John Olsen,** *Managing Director, Euronics*

"Allego's charge points never let me down. I actually get the highest charging speeds at Allego's fast chargers... Allego is brand agnostic and doesn't differentiate between the vehicle or brand you are driving. Whether it is a motorcycle or the fastest Porsche. I really think this is Allego's most important USP compared to other networks."

– **Maarten H.,** *Dutch Association of EV Drivers*

Source: Company information.
(1) Unique users defined as customers who have charged on Allego's network at least once.
(2) All customer data is tracked through the ID cards/tokens used on Allego's network and required for invoicing.
(3) Recurring users defined as the difference between the total number of unique users and the total number of drivers charging on Allego's network for the first time over a given period.
(4) As of September 30, 2021.

22

CONFIDENTIAL Year (€ in ‘000, except €/kWh and sales in kWh) 1 5 7 1 5 7 Utilization Rate 6.0% 17.9% 26.7% 6.0% 17.9% 26.7% Total MWh per site 168 779 1,294 168 779 1,294 x Average Price (c per kWh) 60 64 67 65 70 73 Charging Revenue per site € 100 € 503 € 868 € 109 € 545 € 941 Gross Profit per site € 29 € 312 € 589 € 31 € 339 € 638 Gross Margin (%) 28.6% 62.1% 67.8% 28.6% 62.1% 67.8% Total Capex (€ 327) (€ 100) (€ 100) (€ 327) (€ 100) (€ 100) Subsidies 65 0 0 Total Cash Flow (€ 298) € 212 € 489 (€ 230) € 239 € 538 Cumulative Cash Flow (298) 212 1,169 (230) 339 1,385 Average Payback Period (years) 4.0 3.6 7-year IRR 44.9% 47.8% Allego’s Primary Business Model Underpinned by Strong Unit Economics Source: Company Information. Note:Year 1 represents 2021E, Year 5 represents 2025E, and Year 7 represents 2027E. •Assumes Allego fully funds capex with no incentives •Expansion of site through periodic investment of €100,000 in capex every 2 years •Highly attractive 7-year IRR despite exclusion of subsidies Excluding Incentives •Total of €65,000 in subsidies received in 2021 to offset capital expenditures •Price differential reflects upside captured through carbon credits; incremental ~€0.05 per kWh Including Incentives Example Site Economics23

CONFIDENTIAL € 44 € 86 € 161 € 221 € 466 € 814 € 1,216 2020A 2021E 2022E 2023E 2024E 2025E 2026E Detailed Revenue Forecast by Product Platform Source: Company projections. (1)Based on 50 sessions per day per charger maximum. (€ in millions) € 15 € 24 € 52 € 141 € 321 € 582 € 895 2020A 2021E 2022E 2023E 2024E 2025E 2026E € 29 € 63 € 108 € 80 € 145 € 231 € 321 2020A 2021E 2022E 2023E 2024E 2025E 2026E (€ in millions) 2021E –2026E CAGR:107% 2021E –2026E CAGR:39% Current installation backlog conversion to sales •Sites in operation •Secured backlog sites •Pipeline sites •Sites not yet identified Charging Revenue Streams •High value installation •O&M and EV Cloud •Other Services Revenue Streams Charging revenue Services revenue % of revenue from secured or identified sites 100% 100% 100% 89% 68% 50% 41% Revenue Forecast1 Charging Revenue Forecast Services Revenue Forecast24

CONFIDENTIAL Allego Offers Significant Growth and Near-Term Visibility to Positive Operational EBITDA Source: Company information. (1)Ultra-Fast charging revenue and charging revenue includes existing network and new sites. (2)Capital expenditures include new owned charging ports capex and technology & other capex. Excludes capitalized financing costs and fair value of leases. (3) Unlevered free cash flow is defined as net cash from operations less capex. (€ in millions) (€ 29) (€ 11) € 8 € 25 € 47 € 151 € 317 € 512 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2026E € 17 € 18 € 15 € 298 € 259 € 260 € 309 € 296 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2026E (€ in millions) Revenue € 141 € 321 € 582 € 895 € 108 € 80 € 145 € 231 € 321 € 26 € 44 € 86 € 161 € 221 € 466 € 814 € 1,216 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2026E Charging revenue Services revenue 1 2021E –2026E CAGR:70% Operational EBITDA Expected Positive Operational EBITDA in 2021 % margin Capital Expenditures2 Free Cash Flow 3 NM NM 8.7% 15.3% 21.4% 32.4% 38.9% 42.1% (€ 63) (€ 45) (€ 114) (€ 279) (€ 217) (€ 116) (€ 33) € 104 (€ 28) (€ 106) (€ 43) € 37 € 138 € 269 € 393 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2026E Unlevered FCF Unlevered FCF excl. Growth Capex25

CONFIDENTIAL

Summary Financial Forecast

- Allego's business plan is fully funded with proceeds from the transaction and expected future debt opportunities
- Debt financing opportunities have not been factored into the financial forecast below

(€ in millions)	Year ending December 31, 2021E	2022E	2023E	2024E	2025E	2026E
Charging Revenue	€ 24	€ 52	€ 141	€ 321	€ 582	€ 895
Services Revenue (incl. Other Revenue)	63	108	80	145	231	321
Total Revenue	**€ 86**	**€ 161**	**€ 221**	**€ 466**	**€ 814**	**€ 1,216**
Growth (%)		*86.3%*	*37.6%*	*110.4%*	*74.6%*	*49.4%*
Charging Cost of Goods Sold	€ 14	€ 34	€ 86	€ 175	€ 291	€ 426
Services & Other Cost of Goods Sold	44	75	57	106	171	242
Total Cost of Goods Sold	€ 57	€ 108	€ 142	€ 282	€ 462	€ 668
Gross Margin	**€ 29**	**€ 52**	**€ 79**	**€ 184**	**€ 352**	**€ 548**
Gross Margin (%)	*33.7%*	*32.6%*	*35.8%*	*39.5%*	*43.2%*	*45.1%*
Operational EBITDA	**€ 8**	**€ 25**	**€ 47**	**€ 151**	**€ 317**	**€ 512**
Margin (%)	*8.7%*	*15.3%*	*21.4%*	*32.4%*	*38.9%*	*42.1%*
EBITDA	(€ 119)	€ 22	€ 43	€ 146	€ 311	€ 506
Capital Expenditures [1]	(15)	(298)	(259)	(260)	(309)	(296)
Change in Net Working Capital	20	(2)	(2)	(2)	(13)	(22)
Subsidies	-	-	-	-	-	-
Taxes	10	9	10	(9)	(42)	(84)
Deferred Tax Assets	(10)	(9)	(10)	9	20	-
Unlevered Free Cash Flow	**(€ 114)**	**(€ 279)**	**(€ 217)**	**(€ 116)**	**(€ 33)**	**€ 104**

allego

Source: Company projections.
(1) Excludes capitalized borrowing costs and fair value of leases.

26

CONFIDENTIAL Appendix

CONFIDENTIAL

Non-IFRS Financial Metric Reconciliations

Reconciliation of EBITDA and Operational EBITDA

	Year ending December 31,					
(€ in millions)	**2021E**	**2022E**	**2023E**	**2024E**	**2025E**	**2026E**
Loss for the Year	**(155)**	**(26)**	**(30)**	**26**	**126**	**251**
(+) Income Tax	(10)	(9)	(10)	9	42	84
(+) Finance Cost	5	5	7	10	12	12
(+) Amortization and Impairment of Intangible Assets	8	–	–	–	–	–
(+) Depreciation and Impairment of Right of Use Assets	–	–	–	–	–	–
(+) Depreciation and Impairment of Property, Plant and Equipment	33	52	77	101	131	159
EBITDA	**(119)**	**22**	**43**	**146**	**311**	**506**
(+) Transaction Costs	124	–	–	–	–	–
(+) Lease Buy-Outs	–	–	–	–	–	–
(+) Business Optimzation Costs	3	3	4	5	6	6
(+) Reorganization and Severance	–	–	–	–	–	–
Operational EBITDA	**8**	**25**	**47**	**151**	**317**	**512**

Reconciliation of Unlevered Free Cash Flow and Unlevered Free Cash Flow excl. Growth Capex

	Year ending December 31,					
(€ in millions)	**2021E**	**2022E**	**2023E**	**2024E**	**2025E**	**2026E**
Cash Generated from Operations	**(104)**	**15**	**35**	**135**	**264**	**388**
(-) Capital Expenditures[1]	(15)	(298)	(259)	(260)	(309)	(296)
(+) Interest Expense	5	5	7	10	12	12
Unlevered Free Cash Flow	**(114)**	**(279)**	**(217)**	**(116)**	**(33)**	**104**
(+) Growth Capex	9	236	255	254	302	289
Unlevered Free Cash Flow excl. Growth Capex	**(106)**	**(43)**	**37**	**138**	**269**	**393**

allego

Source: Company projections.
(1) Excludes capitalized borrowing costs and fair value of leases.

28